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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 2054

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

 X  Form 10-K    Form 20-F    Form 11-K    Form 10-Q     Form N-SAR
---           ---         ---           ---           ---


                       Commission file number 000-28225
                                             ----------

                       WORLDNET RESOURCES GROUP, INC.
                  ----------------------------------------
                          Full Name of Registrant

                                    N/A
                                -----------
                         Former Name of Registrant

                       4052 DEL REY AVENUE, SUITE 108,
          -------------------------------------------------------
         Address of Principal Executive Offices (Street and Number)

                       Marina Del Rey, California 90292
                      ----------------------------------
                          City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)
----------------------------------
If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

      (a) The reasons described in reasonable detail in Part III of this
------    form could not eliminated without unreasonable effort of expense;

   X  (b) The subject annual report, semi-annual report, transition report
------ on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statements or other exhibit required by Rule
------    12b-25 (c) has been attached if applicable.


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PART III - NARRATIVE
--------------------

The Company was delayed in compiling certain financial information necessary for it to complete its financial statements for the year ended December 31, 2000. This delay could not be avoided without unreasonable effort or expense. The Company expects to complete the financial statements and file its annual report on Form 10QSB on or before March 16, 2001.

The Company has filed all other reports required since reporting requirements were instituted.


PART IV - OTHER INFORMATION
---------------------------

1. Name and telephone number of person to contact in regard to this notification.

 Stephen Brown       (310)          578-6950
 --------------   ----------     ------------------
 (Name)           (Area Code)    (Telephone Number)

2. Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 of the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been files? If answer is no, identify reports.

     X  Yes           No
   ----          ----

3. There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal quarter that will be reflected by the earnings statements to be included in the subject report portion thereof.


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                          WORLDNET RESOURCES GROUP, INC.
                  ---------------------------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2000           WORLDNET RESOURCES GROUP, INC.

                               By:/S/ Stephen Brown
                               -----------------------------------
                               Stephen Brown
                               President